TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares
to which voting rights are attached:	Reed Elsevier Plc
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights	×

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation:	Prudential plc group of companies

4. Full name of shareholder(s) (if different from 3.):	See attached schedule

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

6. Date on which issuer notified:	10 July 2008

7. Threshold(s) that is/are crossed or reached:	See section 13

8. Notified details:

A: Voting rights attached to shares
Class/type of
shares
(if possible using	Situation previous to the Triggering
the ISIN CODE)	transaction	sup>	Resulting situation	after the triggering t	ransaction

1.	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights

					Indirect
1.	1.	1.	Direct	Direct [x]	xi	Direct	Indirect

GB00B2B0DG97	34,415,446	34,415,446	34,257,730	34,257,730		3.11%

B: Financial Instruments
Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/Conversion Period/Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

N/A	N/A	N/A	N/A	N/A

Total (A+B)
Number of voting rights	% of voting rights
34,257,730	3.11%

9. Chain of controlled und	ertakings through which the voting rights and/or

the financial instruments are e	ffectively held, if applicable xv:

Prudential plc (parent Company)

Proxy Voting:

10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A

The Prudential Assurance Company Limited (a wholly
owned subsidiary of Prudential plc) no longer has
13. Additional information:	a notifiable interest – now “below 3%”

Dipesh Varsani
14. Contact name:	M&G Investment Management Limited

15. Contact telephone number:	020 7548 3261

B: Identity of the notifier, if applicable

Full name	Margaret Woods, Assistant Secretary, Reed Elsevier PLC

Contact address	1-3 Strand London WC2N 5JR

Phone number & email	+44 (0) 207 930 7077 margaret.woods@reedelsevier.com